Board of Directors Appointment

Toronto, ON (Tuesday, January 10th) – The Board of Directors of Sun Life Financial Inc. is pleased to announce the appointment of John H. Clappison, FCA, as a Director of Sun Life Financial Inc. and Sun Life Assurance Company of Canada. He was also appointed as a member of the Audit and Conduct Review Committee and the Risk Review Committee for both companies.

Mr. Clappison recently retired as Managing Partner of the Greater Toronto area practice of PricewaterhouseCoopers LLP. He is also a director of Cameco Corporation and a Trustee of several non-profit organizations.

About Sun Life Financial

Sun Life Financial is a leading international financial services organization providing a diverse range of wealth accumulation and protection products and services to individuals and corporate customers. Chartered in 1865, Sun Life Financial and its partners today have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Hong Kong, the Philippines, Japan, Indonesia, India, China and Bermuda. As of September 30, 2005, the Sun Life Financial group of companies had total assets under management of CDN$374 billion. Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under ticker symbol SLF.

Media Relations Contact:

Susan Jantzi

Manager, Media Relations Tel: 519-888-3160 susan.jantzi@sunlife.com